Corporate Office 6625 West 78th Street Suite 300 Minneapolis, MN 55439 Phone: 952-893-3200 Fax: 952-893-0704 www.uhs.com

September 6, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:   Rufus Decker

Lisa Etheredge

Re:                             Universal Hospital Services, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 22, 2012

Form 8-K Filed August 13, 2012

File No. 0-20086

Dear Mr. Decker and Ms. Etheredge:

Universal Hospital Services, Inc. (the “Company”) has received the letter dated August 15, 2012 from the staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings.  The Company is in the process of preparing a response to the Staff’s comments, and will provide such response by no later than September 19, 2012.  In the meantime, please address any questions to the undersigned at (952) 893-3254.

Sincerely,

Rex T. Clevenger

Chief Financial Officer

cc:  Lee M. Pulju, General Counsel